UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 12, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Madrigal Pharmaceuticals, Inc.
Via Pharmaceuticals, Inc.

File No. 1-33277
File No. 0-27264
CF#37024

_____

Madrigal Pharmaceuticals, Inc. (successor in interest to various Via Pharmaceuticals, Inc. agreements) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.5 to its Form 10-Q filed on November 14, 2016, and Via Pharmaceuticals, Inc.'s, Exhibit 10.1 to Form 8-K filed on December 23, 2008.

Based on representations by Madrigal Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 and 10.5   through December 23, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa Countryman
Acting Secretary